Exhibit 4.72

Our Ref: Commercial Banking – A120522, CM120613, 120626 and LN120703

Confidential

4 July 2012

Changyou.com Limited

Changyou.com HK Limited

East Tower Jing Yan Building

No.29 Shijingshan Road

Shijingshan District

Beijing 100043

China

Attention: Ms. Jackie Li

Dear Sirs,

BANKING FACILITIES

With reference to our recent discussions, we, Hang Seng Bank Limited (the “Bank”) are pleased to offer the following banking facility/ facilities (the “Facilities”) to the borrower(s) specified below (the “Borrower”).

The Facilities will be made available on the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities attached and upon satisfactory completion of the security specified below.

The Facilities are subject to review at any time and in any event by 30 June 2013 and also subject to our overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the Facilities.

1.	Borrower

Changyou.com Limited

Changyou.com HK Limited

2.	Facilities and Limits

Term Loan Facility (TL)	USD150,000,000

Total	USD150,000,000

Changyou.com Limited

Our Ref: Commercial Banking – A120522, CM120613, 120626 and LN120703

3.	Facilities and Conditions

Term Loan Facility:	Loan Amount: USD150,000,000

Purpose: To finance the Borrower’s dividend payment and general working capital.

Final Maturity Date: 1 years from the date of drawdown

Drawdown Availability Period: Within 3 months from the date of this letter.

Drawdown: Drawdown can be made on any Business Day within the availability period by giving the Bank two Business Days prior written notice and the drawdown may be in minimum of USD1,000,000.

Interest Rate and Payment: 2.5% per annum over LIBOR or the Bank’s Cost of Funds, whichever is higher, payable at the end of each interest period or quarterly in arrears if 6/12 months period is selected. The Borrower may select an interest period which shall be 1/3/6/12 month(s). No Interest Period shall extend beyond the Final Maturity Date.

Repayment: Principal is repaid in one lump sum on the Final Maturity Date.

All sums which may become due to the Bank from time to time in respect of this facility (including but not limited to principal and interest) are to be directly debited from the account maintained with the Bank.

Prepayment: Prepayment (in whole or in part) is allowed provided that the Bank receives 7 Business Days’ prior written notice and such prepayment is made on an interest payment date.

Changyou.com Limited

Our Ref: Commercial Banking – A120522, CM120613, 120626 and LN120703

Condition(s):

(1) Submission of legal opinion on the Borrower / guarantor(s) which incorporated overseas (if any) to the Bank.

(2)    The Borrower shall maintain deposits not less that the outstanding balance of the TL facility or its equivalent in other currencies placed in Beijing Branch of Hang Seng Bank (China) Limited (the “Deposits”).

(3) The Borrower shall ensure that the Deposits in name of (i.e. or Beijing AmazGame Age Internet Technology Co. Ltd.).

(4) The Deposits can be released subject to this facility fully repaid.

(5)    For dividend payment, the proceeds should be remitted to designated bank(s) for dividend payment as proof of the loan purpose. The Borrower shall submit to the Bank the payment evidence of the dividend within 2 months from the drawdown date of this facility.

(6)    For general working capital, the proceeds should be directly remitted to the Borrower’s subsidiaries or entities. The Borrower shall submit to the Bank the payment evidence within 2 months from the drawdown date of this facility.

(7) Only USD30,000,000 loan proceeds of the TL facility can be applied toward general working capital usage, all remaining portion shall be applied for dividend purpose.

4.	Security

The availability of the Facilities is conditional upon the Bank’s receipt of the following documents in form and substance satisfactory to the Bank:-

(1)	A Cross Guarantee in the Bank’s standard form for USD150,000,000 from the Borrower.

The Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall provide certified true copies of any consent, license, approval or authorization of, or registration or declaration with any governmental authority, bureau or agency required in connection with the execution, delivery, performance, validity and enforceability of this facility and all other documents required by the Bank.

Changyou.com Limited

Our Ref: Commercial Banking – A120522, CM120613, 120626 and LN120703

The Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall provide such other documents, items or evidence as the Bank may reasonably request from time to time.

5.	Undertakings

The Borrower and the under-mentioned undertaking parties (if any) will undertake to the Bank as follows:-

(1)	Changyou.com Limited shall remain its listing status in NASDAQ and its shares shall not be suspended for trading for more than (10) consecutive trading days, unless getting the Bank’s consent.

(2)	Changyou.com HK Limited shall remain 100% directly or indirectly owned by Changyou.com Limited.

(3)	The Borrower shall ensure that the depositors (i.e. or Beijing AmazGame Age Internet Technology Co. Ltd.) shall be directly or indirectly owned by Changyou.com HK Limited.

(4)	The Borrower undertakes that for any Facilities denominated in Renminbi (if any), it will not directly or indirectly on-lend the proceeds of such Facilities to (i) any individuals and (ii) any Designated Business Customers if the proceeds of such Facilities (or any other Renminbi proceeds derived therefrom) are directly or indirectly credited to Renminbi accounts for the category of Designated Business Customers which are maintained for limited purposes of handling Renminbi cashnotes obtained in their ordinary course of business as Designated Business Customers and for Renminbi bond investment.

“Designated Business Customers” means establishments that have had a business relationship with a Hong Kong Renminbi business participating bank for more than three years which engage in commercial retail, catering, accommodation, transportation services, communications services, medical services, or educational services, including such establishments that have had a business relationship with such participating bank for less than three years, but with concrete evidence to show that they have the actual relevant business background.

The Borrower shall and agree to indemnify the Bank for all losses and liabilities incurred or suffered by the Bank arising out of or in connection with any breach of the above undertaking by the Borrower.

(5)	The Borrower and the corporate guarantor(s) (if any) shall provide to the Bank a certified copy of its annual audited accounts/financial statements within 180 days after the end of each financial year and such other relevant financial information as the Bank may from time to time reasonably request.

Changyou.com Limited

Our Ref: Commercial Banking – A120522, CM120613, 120626 and LN120703

(6)	Each of the Borrower and the corporate guarantor(s) (if any) and the corporate security provider(s) (if any) shall immediately inform the Bank once there are changes of its directors or beneficial shareholders or amendment to its memorandum and articles of association or equivalent constitutional documents and shall ensure that such changes/amendment are updated in the company registry of its place of incorporation promptly.

6.	Fees

Upon completing each review of the Facilities, the Bank is authorised to debit the current account maintained by the Borrower with the Bank for the facility review fee as the Bank may prescribe from time to time.

Section 83 of the Banking Ordinance

Section 83 of the Banking Ordinance (Cap. 155, Laws of Hong Kong) has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In accepting the Facilities, the Borrower should advise us whether the Borrower is in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that the Borrower is not so related. We would also ask that if the Borrower becomes so related subsequent to accepting the Facilities, the Borrower should immediately advise us in writing.

Please note that in reviewing the application, we may make reference to the credit report(s) of the Borrower(s)/guarantor(s)/security provider(s) (as the case may be) from the credit reference agency(ies). If you wish to access the report(s) yourself, you can contact the credit reference agency(ies) directly at the following address:

Commercial credit reference agency:

Dun & Bradstreet (HK) Ltd., Unit 1308-1315, 13/F., BEA Tower, Millennium City 5, 418 Kwun Tong Road,

Kwun Tong, Kowloon.

Tel: 2516 1100 ; Fax: 2960 4721.

Please arrange for the enclosed copy of this letter to be signed by the Borrower and all guarantors and security providers of the Facilities and return the same to the Bank with Board Resolution(s) and Shareholder’s Resolution(s) (if applicable) of the Borrower and all guarantors and security providers before 13 August 2012, failing which our offer shall lapse unless it is extended by us at our absolute discretion.

By accepting this Facility Letter, you would agree to channel all your remittance transactions and insurance arrangement to the Bank. Our Cash Management & Payment Services Department and Commercial Sales Department would contact you to offer our services on remittance and insurance respectively.

Changyou.com Limited

Our Ref: Commercial Banking – A120522, CM120613, 120626 and LN120703

Should you have any queries, please do not hesitate to contact the following persons:-

Queries on	Name	Telephone No.
Banking arrangement	Ms. Chui Sze Ka Bianca	21985223
Factoring arrangement	Ms. Carol Cheng	21988200
Insurance	Mr. Stanley Ng	36625056
	Mr. John Li	21982522
Remittance	Mr. Billy Chow	21984534
	Remittance Hotline	21986919
Wealth management	Ms. Mandy Chan	21985920
Execution of documents	Documentation Hotline	21982094

Kindly return the accepted Facility Letter and executed documents to Credit Operations Manager, Credit Operations Department, 12/F., 83 Des Voeux Road Central, Hong Kong.

We trust that you will make active use of the Facilities and are pleased to be of continued assistance.

Yours faithfully,

For Hang Seng Bank Limited

Jessica Hung	Jones Chung
Senior Vice President	Vice President
Portfolio Management and Compliance	Portfolio Management and Compliance
Corporate and Commercial Banking	Corporate and Commercial Banking

VL/wc

I/We hereby accept the Facilities and agree to be bound by all the terms and conditions set out in this letter and the Standard Terms and Conditions for Banking Facilities, which I/we have read and understood.

Changyou.com Limited	Changyou.com HK Limited